April 7, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Tabatha Akins
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Re: Universal Insurance Holdings, Inc.
Item 4.02 Form 8-K, Filed February 23, 2011
File No. 001-33251
Comment Letter Dated February 28, 2011

Dear Ms. Akins:

This letter is in response to your verbal comments conveyed to Anand D. Nair, Esq. during a telephone conversation on April 7, 2011 regarding the Company’s response filed with the Securities and Exchange Commission (“Commission”) on March 21, 2011 to the Comment Letter dated February 28, 2011 regarding our Form 8-K filed on February 23, 2011.

In response to your verbal comments, the Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or if I can be of any further assistance please do not hesitate to contact me at (954) 958-1226.

Very truly yours,
/s/ George R. De Heer
George R. De Heer
Chief Financial Officer